Exhibit 99.1

Americas Silver Corporation (“Americas Silver” or the “Company”)

Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

The special meeting of holders of common shares (“Shares”) of Americas Silver was held on January 9, 2019 in Toronto, Ontario, Canada (the “Meeting”). The Scrutineer’s report recorded that there were 70 holders of Shares present in person or represented by proxy at the Meeting holding an aggregate of 13,365,281 Shares, representing approximately 30.79% of the issued and outstanding Shares. The matters considered at the Meeting are described in greater detail in the notice of special meeting and management proxy circular of the Company dated December 4, 2018 (the “Circular”).

We hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting:

1.            Approval of the Charter Amendment Resolution

On a show of hands, the Chairman declared that holders of Shares approved a special resolution, the full text of which is set forth in Appendix “A” of the Circular, to amend the articles of incorporation of the Company to create a new class of non-voting preferred shares in the capital of the Company to be issued in connection with the plan of merger set forth in the agreement and plan of merger (the “Merger Agreement”) dated September 28, 2018 between the Company, R Merger Sub, Inc. and Pershing Gold Corporation.

Proxies Tabulated:

	Number of Shares	Percentage of Votes Cast (approximate)
FOR	13,109,956	98.25%
AGAINST	233,895	1.75%
TOTAL	13,343,851	100%

2.            Approval of the Issuance Resolution

On a show of hands, the Chairman declared that holders of Shares approved an ordinary resolution, the full text of which is set forth in Appendix “A” of the Circular, to approve the plan of merger set forth in the Merger Agreement, and all transactions contemplated thereby, including the issuance of up to 31,989,803 Shares in connection therewith.

Proxies Tabulated:

	Number of Shares	Percentage of Votes Cast (approximate)
FOR	13,140,651	98.48%
AGAINST	203,200	1.52%
TOTAL	13,343,851	100%

No other business was transacted at the Meeting.

DATED this 9th day of January, 2019.

AMERICAS SILVER CORPORATION

“Peter J. McRae”
Per:	Peter J. McRae
Sr. Vice President, Corporate Affairs & Chief Legal Officer